EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Interim Consolidated financial statements
June 30, 2005


(Translation of original in Spanish)




CONTENTS

Report of the independent auditors
Interim Consolidated balance sheet
Interim Consolidated statement of income
Interim Consolidated statement of cash flows
Notes to the consolidated financial statements





     Ch$      -     Chilean pesos
     ThCh$    -     Thousands of Chilean pesos
     US$      -     United States dollars
     ThUS$    -     Thousands of United States dollars
     R$       -     Brazilian Reais
     ThR$     -     Thousands of Brazilian Reais
     A$       -     Argentine pesos
     ThA$     -     Thousands of Argentinean pesos
     UF       -     Unidades de Fomento (Chilean government inflation-indexed
                    monetary units)

REPORT BY THE INDEPENDENT AUDITORS
Review of the interim financial statements


Santiago, July 26, 2005


To the Shareholders and Directors of
Embotelladora Andina S.A.


We have audited the accompanying interim consolidated balance sheets of Embotelladora Andina S.A. and subsidiaries as of June 30, 2005 and 2004 and the corresponding interim consolidated statements of income and cash flow for the periods of six months ending on those dates. These interim consolidated financial statements and the corresponding notes are the responsibility of the management of Embotelladora Andina S.A.

We have conducted our audit according to auditing standards established in Chile for an audit of interim financial information. An audit of interim financial information includes basically applying analytic review procedures to the financial statements and querying the personnel in charge of the financial and accounting issues. The scope of these reviews is substantially less than that of an audit performed according to auditing standards generally accepted, whose aim is to express an opinion on the financial statements as a whole. Accordingly, the interim consolidated financial statements as of June 30, 2005 and 2004 have not been audited and, therefore, we cannot, nor do we, express such an opinion.

Based on our review of the interim consolidated financial statements as of June 30, 2005 and 2004, we are not aware of significant adjustments that must be made thereto in order for them to be in accordance with generally accepted accounting principles of Chile.



                                             PricewaterhouseCoopers
Eduardo Vergara D.
ID No. 6.810.153-0

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS


                                                              For the periods ended June 30,
                                                                        2005            2004
                                                                       ThCh$           ThCh$

TOTAL CURRENT ASSETS                                             121,020,383     127,358,014
Cash                                                               7,632,823      18,216,731
Time deposits                                                     11,726,001       6,432,766
Marketable securities (net)                                       13,525,414      27,534,515
Trade accounts receivable (net)                                   19,813,995      18,657,199
Notes receivable (net)                                             4,744,091       5,320,152
Other receivables (net)                                           17,160,583      10,505,462
Notes and accounts receivable from related companies                  61,116         208,035
Inventories (net)                                                 21,382,625      21,716,070
Recoverable Taxes                                                 10,530,866       5,277,094
Prepaid expenses                                                   2,188,800       2,732,707
Deferred Income Taxes                                                      0         416,496
Other current assets                                              12,254,069      10,340,787
TOTAL PROPERTY, PLANT & EQUIPMENT                                149,689,508     174,867,429
Land                                                              12,213,774      15,220,503
Buildings & improvements                                          90,716,402     100,196,098
Machinery and equipment                                          216,346,933     229,577,788
Other property, plant & equipment                                201,319,350     204,752,487
Gain on Technical reappraisal of property, plant & equipment       1,963,496       1,963,496
Depreciation (less)                                            (372,870,447)   (376,842,943)
TOTAL OTHER ASSETS                                               285,410,740     297,160,031
Investments in related companies                                  20,358,736      20,683,013
Investments in other companies                                        55,194         670,558
Goodwill                                                          83,509,244      92,565,635
Long-term receivables                                                 42,116          62,904
Long-term notes and accounts receivable from related                  36,419          56,345
companies
Long-term Deferred Income Taxes                                      403,504               0
Intangibles                                                          462,137         521,584
Amortization                                                       (251,552)       (255,086)
Others                                                           180,794,942     182,855,078
TOTAL ASSETS                                                     556,120,631     599,385,474

                                                               For the periods ended June 30
                                                                        2005            2004
                                                                       ThCh$           ThCh$

TOTAL CURRENT LIABILITIES                                        113,234,377     103,800,477
Short-term bank liabilities                                       37,387,364      20,337,520
Short-term portion of long-term bank liabilities                   3,395,822       3,821,482
Short-term portion of bonds payable                               13,395,193      13,490,277
Dividends payable                                                  4,028,797       3,894,507
Accounts payable                                                  27,895,913      33,586,881
Other creditors                                                    3,658,102       3,396,591
Notes and accounts payable to related companies                    4,302,022       4,375,050
Provisions                                                           691,713       7,759,988
Withholdings                                                       8,350,524       7,370,258
Income taxes payable                                               6,604,882       3,441,183
Unearned income                                                        8,173          60,284
Deferred income taxes                                                845,309               0
Other current liabilities                                          2,670,563       2,266,456
TOTAL LONG-TERM LIABILITIES                                      185,614,301     195,882,173
Long-term bank liabilities                                        47,123,136      53,687,991
Long-term Bonds payable                                          107,722,130     121,868,187
Other long-term creditors                                            173,915         229,395
Long-term Provisions                                              23,049,366      11,576,164
Long-term Deferred Income Taxes                                            0       1,100,724
Other long-term liabilities                                        7,545,754       7,419,712
MINORITY INTEREST                                                         53          51,272
TOTAL SHAREHOLDERS' EQUITY                                       257,271,900     299,651,552
Paid-in capital                                                  191,027,986     191,400,724
Revalued capital reserves                                          1,910,280       1,531,206
Other reserves                                                    18,492,995      35,168,327
Accumulated earnings                                              45,840,639      71,551,295
Retained earnings                                                 25,670,458      57,235,480
Fiscal year profit (loss)                                         24,001,965      18,251,057
Interim dividends (less)                                          (3,831,784)     (3,935,242)
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                         556,120,631     599,385,474

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME


                                                               For the periods ended June 30
                                                                        2005           2004
                                                                       ThCh$          ThCh$

OPERATING INCOME                                                  33,377,566      27,203,718
Gross Margin                                                      89,675,716      77,938,987
Net Sales                                                        233,443,806     207,971,302
Cost of sales (less)                                            (143,768,090)   (130,032,315)
Administrative and selling expenses (less)                       (56,298,150)    (50,735,269)
NON OPERATING INCOME AND EXPENSE                                  (5,339,443)     (6,348,375)
Financial Income                                                  10,325,815       7,306,100
Equity in earnings of equity investments                             890,584         211,998
Other non-operating income                                         2,903,568       1,022,686
Equity in losses of equity investments (less)                       (109,168)       (235,860)
Amortization of goodwill (less)                                   (3,498,621)     (4,084,698)
Financial Expenses (less)                                        (13,461,512)    (17,121,795)
Other non-operating expenses (less)                               (7,521,123)     (6,247,524)
Price level restatement                                              250,773         426,388
Foreign exchange gains                                             4,880,241      12,374,330
Income before income taxes and extraordinary items                28,038,123      20,855,343
Income tax expense                                                (4,036,159)     (2,602,851)
Income before minority interest                                   24,001,964      18,252,492
Minority interest                                                          1         (1,435)
NET INCOME                                                        24,001,965      18,251,057
NET INCOME FOR THE PERIOD                                         24,001,965      18,251,057

RECONCILIATION OF NET INCOME TO
NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES


                                                                                     For the periods ended June 30
                                                                                               2005           2004
                                                                                              ThCh$          ThCh$

NET INCOME                                                                               24,001,965     18,251,057
Income on sale of assets:                                                               (1,988,166)        166,913
Gain on sale of property, plant and equipment                                              (80,094)        166,913
Gain on sale of investments (less)                                                      (1,906,567)              0
(Profit) loss on the sale of other assets                                                   (1,505)              0
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                        15,510,362     11,794,665
Depreciation                                                                             15,824,139     18,181,177
Amortization of intangibles                                                                 158,674        193,683
Write-offs and provisions                                                                 4,463,804        335,922
Equity in earnings of equity investments in related companies (less)                      (890,584)      (211,998)
Equity in losses of equity investments in related companies                                 109,168        235,860
Amortization of goodwill                                                                  3,498,621      4,084,698
Price-level restatement                                                                   (250,773)      (426,388)
Foreign exchange gains, net                                                             (4,880,241)   (12,374,330)
Other credits to income that do not represent cash flows (less)                         (2,522,446)              0
Other charges to income that do not represent cash flows                                          0      1,776,041
CHANGES IN OPERATING ASSETS                                                             (1,903,117)      7,320,610
(Increase) decrease in trade accounts receivable                                         16,664,207     18,332,576
(Increase) decrease in inventories                                                         (96,182)    (1,039,785)
(Increase) decrease in other assets                                                    (18,471,142)    (9,972,181)
CHANGES IN OPERATING LIABILITIES                                                          7,923,072      4,232,066
Increase (decrease) in accounts payable related to operating income                    (12,129,293)   (12,722,184)
Increase (decrease) in interest payable                                                  14,104,975     16,396,676
Increase (decrease) in income taxes payable                                               1,796,533        372,842
Increase (decrease) in other accounts payable related to non-operating income             3,695,714      3,330,094
Increase (decrease) in Valued Added Tax and other similar items (net)                       455,143    (3,145,362)
Minority interest                                                                               (1)          1,435
NET CASH PROVIDED BY OPERATING ACTIVITIES                                                43,544,115     41,766,746

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                                  For the periods ended June 30
                                                                           2005            2004
                                                                          ThCh$           ThCh$

NET CASH PROVIDED BY OPERATING ACTIVITIES                            43,544,115      41,766,746
Collection of trade receivables                                     345,685,555     315,868,142
Financial income received                                             7,378,617       6,591,019
Dividend & other distributions received                               1,390,799       1,246,343
Other income received                                                    24,052               0
Payments to suppliers and personnel (less)                        (260,785,304)   (221,663,063)
Interest paid (less)                                                (6,547,432)     (8,716,868)
Income taxes paid (less)                                            (2,868,854)     (2,114,011)
VAT and other tax payments (less)                                  (40,733,318)    (49,444,816)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                (51,896,181)    (30,216,108)
Loans obtained                                                       46,761,711      32,440,584
Dividend payments (less)                                           (63,482,151)    (38,797,470)
Loan payments (less)                                               (29,362,114)    (18,036,957)
Note payments (less)                                                (5,813,627)     (5,744,428)
Other financing disbursements (less)                                          0        (77,837)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES                  3,886,286     (8,396,083)
Proceeds from sales of property, plant and equipment                    767,524         137,663
Proceeds from sales of other investments                             36,034,547      18,257,975
Other investment income                                                       0       (438,210)
Additions to property, plant & equipment (less)                    (12,514,542)    (12,089,084)
Permanent investments (less)                                            (1,685)       (716,423)
Investments in financial instruments (less)                        (20,399,558)    (13,548,004)
TOTAL NET CASH FOR THE PERIOD                                       (4,465,780)       3,154,555
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                      1,581,254     (1,573,215)
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS                (2,884,526)       1,581,340
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                     27,910,122      44,056,080
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           25,025,596      45,637,420






The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendence of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2005 and are compared to the same period in 2004.

b)   Basis of preparation

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 2.7% according to CPI and minor reclassifications have been made.

d)   Basis of consolidation

The accompanying financial statements include assets, liabilities, income and cash flows of the Parent Company and its subsidiaries. The equity and income accounts of the Parent Company and its subsidiaries have been combined, eliminating investments and current accounts between consolidated companies, transactions therebetween and the unrealized income from intercompany transactions.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:


Company Name                          Ownership Interest
------------                          ------------------
                                      June 30, 2005               June 30, 2004
                                      Direct     Indirect   Total      Total
ABISA CORP S.A.                       0.0000     99.9900   99.9900    99.9900
ANDINA BOTTLING INVESTMENTS S.A.      99.9000    0.0900    99.9900    99.9900
ANDINA INVERSIONES SOCIETARIAS S.A.   99.9000    0.0900    99.9900    99.9900
ANDINA BOTTLING INVESTMENTS DOS S.A.  99.9000    0.0900    99.9900    99.9900
EMBOTELLADORA DEL ATLANTICO S.A.      0.0000     99.9900   99.9900    99.9900
ENVASES MULTIPACK S.A.                5.0000     94.9900   99.9900    99.9900
RIO DE JANEIRO REFRESCOS LTDA.        0.0000     99.9900   99.9900    99.9900
SERVICIOS MULTIVENDING LTDA.          99.9000    0.0900    99.9900    99.9900
TRANSPORTE ANDINA REFRESCOS LTDA.     99.9000    0.0900    99.9900    99.9900

VITAL S.A.                            0.0000     99.9900   99.9900    99.9900
RJR INVESTMENTS CORP S.A.             0.0000     99.9900   99.9900    99.9900


On December 30, 2002, our subsidiary in Brazil acquired all of the shares in Landon Industries Limited, a company incorporated in the British Virgin Islands, which at that date had a capital amounting to US$1,000.

On August 11, 2003, the name of the company was changed to RJR Investments Corp. S.A. by public deed.

On August 18, 2004, the decision was made to increase the corporate capital of the company to US$22,000,000 and to increase the paid-in capital of the company through a contribution amounting to US$21,999,000.

e)   Price-level restatement

The financial statements have been restated to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the respective periods. Restatements have been determined on the basis of the official indexes of the official Chilean Consumer Price Index, "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1.0% for the period December 1, 2004 to May 31, 2005 (0.8% for the same period of the previous year).

f)   Currency translation

Balances in foreign currency are considered as non-monetary items and are translated at the exchange rate prevailing at the close of the financial statements. Adjustable balances have been adjusted according to the adjustment index of the line or the index agreed upon for such purpose.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

                                              2005           2004
                                              ----           ----
                                               Ch$            Ch$
Unidades de Fomento           (UF)       17,489.25      17,014.95
United States dollars         (US$)         579.00         636.30
Argentine pesos               (A$)          200.55         215.11
Brazilian Real                (R$)          246.34         204.76


g)   Marketable securities

Marketable securities include investments in mutual funds and investment fund shares, valued at the redemption value for each end of period.

Investments in bonds with a preestablished value are valued at the adjusted cost, plus accrued interest.

h)   Inventories

The cost of raw materials includes all disbursements made in the acquisition process and deemed necessary for them to be readily available at the Company's or it's subsidiaries' warehouse. The costs of finished products include all manufacturing costs. Raw materials and finished products are valued at the average weighted cost.

Provisions are made for obsolescence on the basis of turnover of raw materials and finished products.

The stated values of inventories do not exceed their estimated net realizable value.



i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and on a case-by-case analysis where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The gain on the technical reappraisal of property, plant and equipment, authorized by the SVS on December 31, 1979, is shown at restated value under the heading "Gain on Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of for sale are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k)   Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.


p)   Bonds payable

Bonds payable includes the placement of Yankee Bonds on the US markets and placement of bonds in UF in Chile, which are carried at the issue rate. The difference in valuation as compared to the effective placement rate is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q)   Income taxes and deferred income taxes

The companies have recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin, i.e. January 1, 2000, and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r)   Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate and a capitalization period using the staff's expected length of service to their retirement date.

s)   Deposits for containers

Corresponds to the liabilities constituted by cash guarantees received from clients for lending bottles to them. The amount of such inventory is determined annually through an annual inventory of containers in the possession of clients. This inventory is valued at the average weighted value of the guarantee for the last seven years, for each type of container, and the effect is recorded in the operating income of the Company for those container guarantees established through January 31, 2001. These guarantees are not adjustable and they do not have an expiration date; therefore, the liability valuation was calculated for the seven aforesaid years.

For those loans for placement subsequent to January 31, 2001, an expiration date of five years as from the invoice date was established. In the event the client has not returned all or a portion of the containers and/or cases, the Company may, without delay, enforce the guarantee, in whole or in partl, in cash and record that effect in operating income of the Company.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t)   Revenue recognition

Given the nature of its operations, the Company records revenue based on the physical delivery of finished products to its clients, based on the realization principle and in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u)   Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences as follows:

These hedge instruments are recorded at their market values for existing items. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term), depending on whether the difference is a loss or gain.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v)   Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x)   Consolidated statement of cash flows

For purposes of preparation of the statement of cash flow, the Company has considered cash equivalent to be investments in fixed-income mutual funds and time deposits maturing within 90 days, repurchase agreements maturing within 90 days.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES
------------------------------

Type of Instrument                    Accounting value for the periods
------------------                                       ended June 30
                                      --------------------------------
                                                  2005            2004
                                                 ThCh$           ThCh$
 Bonds                                       7,858,642       6,546,592
 Mutual funds                                2,410,700       6,894,794
 Investment funds                            3,256,072      14,093,129
 Total Marketable Securities                13,525,414      27,534,515

Instrument                            Date                                 Accounting value  Market Value  Provision
----------                            Purchase    Maturity      Par Value    Amount   Rate
                                      ----------  ---------     ---------  ---------- -----  ------------  ---------
                                                                              ThCh$                           ThCh$
 CLN CEMEX                            12-18-2002  12-18-2005      964,899    964,899  5.850%       973,873        0
 CLN CEMEX                            12-24-2002  12-18-2005    3,962,174  3,962,174  5.850%     3,999,022        0
 BONO TELEFONOS DE MEXICO S.A.        12-10-2001  01-26-2006    2,931,569  2,931,569  8.250%     2,967,824        0



Mutual Funds and Investment Funds

                                           Balance as of
                                           June 30, 2005
                                                   ThCh$
Citi Institutional Liquid Reserves Limited     3,256,072
Fondo Mutuo Citicorp                           2,300,700
Fondo Mutuo Banchile                             110,000
Total                                          5,666,772

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

96.49% of the portfolio of receivables corresponds to the soft drink business and 3.51% to the container business. The receivables had a turnover equivalent to 7.05 times (6.38 times in 2004).

The increase of the Other Creditors account corresponds to prepayments made to our sugar suppliers in Chile.



                                                       Up to 90 days   More than 90 days up to 1 year     Subtotal
                                                       -------------   ------------------------------   -------------

                                       June 30, 2005   June 30, 2004   June 30, 2005    June 30, 2004   June 30, 2005
                                       -------------   -------------   -------------   --------------   -------------

                                               ThCh$           ThCh$           ThCh$            ThCh$           ThCh$
Trade receivables                         19,851,112      16,656,045       1,713,091        2,001,154      21,564,203
Allowance for doubtful accounts                    0               -               -                -       1,750,208
Notes receivable                           4,786,101       4,045,623         892,672        1,274,529       5,678,773
Allowance for doubtful accounts                                                                               934,682
Other receivables                         17,004,656      10,104,371         250,136          401,091      17,254,792
Allowance for doubtful accounts                                                                                94,209


                                                                Current

                                                     Total Current (net)                  Long Term
                                                    -------------------                   ---------

                                       June 30, 2005      June 30, 2004   June 30, 2005   June 30, 2004
                                       -------------      -------------   -------------   --------------

                                               ThCh$              ThCh$           ThCh$           ThCh$
Trade receivables                         19,813,995         18,657,199               0               0
Allowance for doubtful accounts                    -                  -               -               -
Notes receivable                           4,744,091          5,320,152               0               0
Allowance for doubtful accounts
Other receivables                         17,160,583         10,505,462          42,116          62,904
Allowance for doubtful accounts
                                            Total long term receivables          42,116          62,904



NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond mainly to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Notes and accounts receivable

Company                                                              Short Term                         Long Term
-------                                                              ----------                         ---------
                                                  June 30, 2005    June 30, 2004    June 30, 2005    June 30, 2004
                                                          ThCh$            ThCh$            ThCh$            ThCh$
COCA-COLA DE ARGENTINA S.A.                                   0          208,035                0                0
CENTRALLI REFRIGERANTE                                   61,116                0                0                0
COCA COLA DE CHILE S.A.                                       0                0           36,419           56,345
TOTAL                                                    61,116          208,035           36,419           56,345



Notes and accounts payable

 Company                                                                 Short Term                         Long Term
 -------                                                                 ----------                         ---------
                                                     June 30, 2005    June 30, 2004    June 30, 2005    June 30, 2004
                                                             ThCh$            ThCh$            ThCh$            ThCh$
COCA-COLA DE ARGENTINA S.A.                              1,797,380                0                0                0
ENVASES CMF S.A.                                         1,420,196        1,442,853                0                0
ENVASES CENTRAL S.A.                                       463,852          413,609                0                0
COCA-COLA DE CHILE S.A.                                    266,091          887,899                0                0
ENVASES DEL PACIFICO S.A.                                  213,058          216,700                0                0
RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.                     125,008          517,925                0                0
CICAN S.A.                                                  16,437                0                0                0
COCA-COLA INDUSTRIAL LTDA.                                       0          896,064                0                0
TOTAL                                                    4,302,022        4,375,050                0                0

c)   Transactions with related companies were as follows:



Company          Relation             Transaction                                      June 30, 2005                  June 30, 2004
                                                                                    Effect on Income               Effect on Income
                                                                           Amount  ((charge)/credit)      Amount  ((charge)/credit)
--------------  -------------------  --------------------------        ----------  -----------------  ----------  -----------------
ENVASES         Equity investee      Sales of raw materials and           451,541              8,136     423,109             27,191
CENTRAL S.A.                         supplies
-                -                   Finished product purchases         6,126,523                  0   5,468,058                  0
COCA-COLA DE    Shareholder          Collection of advertising            690,263                  0   1,112,624                  0
CHILE S.A.      Related              participation
-                -                   Concentrate purchases             17,421,441                  0  16,041,304                  0
                 -                   Payment of Advertising             1,221,541        (1,221,541)     869,831          (869,831)
                                     participation
-                -                   Water source rental                  898,137          (898,137)     785,183          (785,183)
COCA-COLA DE     Shareholder         Payment of Advertising             1,099,849        (1,099,849)     571,915          (571,915)
ARGENTINA  S.A.  Related             participation
ENVASES DEL      Director in common  Purchase of raw materials            395,485                  0     423,226                  0
PACIFICO S.A.
RECOFARMA        Equity investee     Concentrate purchases             16,207,466                  0  12,799,208                  0
INDUSTRIAS DO
AMAZONAS LTDA.
-                -                   Payment of advertising             1,262,248        (1,262,248)   2,032,004        (2,032,004)
                                     participation
ENVASES CMF      Equity investee     Container purchases                1,886,115                  0   1,294,935                  0
S.A.
                 -                   Purchase of raw materials          4,881,783                  0   4,166,067                  0
                 -                   Dividend paid                      1,220,400                  0     363,045                  0
SPBR S.R.L.      Shareholder         Concentrate purchases              9,498,130                  0   8,809,956                  0
(ARGENTINA)      Related

NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period consisted of the following:

                                                         June 30, 2005                                  June 30, 2004
                                  Gross   Obsolescence             Net          Gross    Obsolescence             Net
                                  value      provision           Value          value       provision           Value
                             ----------   ------------   -------------     ----------    ------------   -------------
                                  ThCh$          ThCh$           ThCh$          ThCh$           ThCh$           ThCh$

Raw Materials                11,557,383      (147,450)      11,409,933     11,284,981       (145,263)      11,139,718
Finished products             8,887,879       (49,294)       8,838,585      8,382,084        (70,515)       8,311,569
Raw Materials in Transit        968,307              0         968,307      2,192,340               0       2,192,340
Products in process             165,800              0         165,800         72,443               0          72,443
Total                        21,579,369      (196,744)      21,382,625     21,931,848       (215,778)      21,716,070

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

At the closing of the period 2005 and 2004, the Company does not present taxable profits funds or non-taxable profits.

(Short-term and long-term assets and liabilities must be netted out to conform the general balance sheet on deferred taxes).

Deferred income taxes at each end of period were as follows:

                                                  June 30, 2005                                  June 30, 2004
                                    --------------------------------------------  --------------------------------------------
                                    Assets                 Liabilities            Assets                 Liabilities
                                    ---------------------  ---------------------  ---------------------  ---------------------
                                        Short        Long      Short        Long      Short        Long      Short        Long
                                         Term        Term       Term        Term       Term        Term       Term        Term
                                    ---------  ----------  ---------   ---------  ---------  ----------  ---------   ---------
                                        ThCh$       ThCh$      ThCh$       ThCh$      ThCh$       ThCh$      ThCh$       ThCh$
Temporary Differences
Allowance for doubtful accounts       466,877      98,615          0           0    403,893     207,237          0           0
Vacation provision                    117,077           0          0           0    104,525           0          0           0
Depreciation of property, plant &
  equipment                                 0           0    129,779   4,566,969          0           0    121,822   4,420,759
Severance indemnities                       0           0          0     284,526          0           0      5,094     545,829
Obsolescence provision                204,676   1,157,928          0           0    140,061   1,378,212          0           0
Provision for labor & commercial
  lawsuits                                  0   4,323,771          0           0          0   2,623,344          0           0
Tax loss carry-forwards               655,655  13,458,617          0           0    317,764  19,928,244          0           0
Deposits in guarantee                       0           0          0   2,687,721          0           0          0   2,600,533
Others                                606,288   1,286,399     40,478     242,741    538,676   1,627,913     23,362     390,529
Local bond issue expenses                   0           0          0     185,126          0           0          0     242,141
Contingency allowance                       0   1,872,930          0           0          0   1,149,222          0           0
Social contributions                  236,036   2,764,057          0           0    114,393   2,721,328          0           0
Accrued interest                            0           0  2,961,661           0          0           0  1,048,567           0
Others
Complementary accounts, net of
  amortization                              0   4,404,585          0   3,339,715      3,971   3,760,007          0   3,857,768
Valuation allowance                         0  15,526,860                                 0  22,634,194
Total                               2,286,609   5,030,872  3,131,918   4,627,368  1,615,341   3,241,299  1,198,845   4,342,023

Income tax expense for each year was as follows:

                                                                                          June 30, 2005      June 30, 2004
                                                                                          -------------      -------------
                                                                                          ThCh$              ThCh$
Current tax expense (tax allowance)                                                         (4,295,224)        (2,997,047)
Tax expense adjustment (previous period)                                                        471,336            780,879
Deferred income tax expense/effect over assets or liabilities                               (1,385,175)             17,245
Amortization of deferred income tax asset and liability complementary accounts                (714,387)          (220,178)
Deferred income tax expense/effect over assets or liabilities due to changes                  1,961,066                  0
  in the valuation allowance
Other charges or credits                                                                       (73,775)          (183,750)
Total                                                                                       (4,036,159)        (2,602,851)

NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS
------------------------------------------------------------------

Not applicable.

NOTE 10 - OTHER CURRENT ASSETS
------------------------------

Other Current Assets at each end of period was as follows:

                                                  June 30, 2005    June 30, 2004
                                                  -------------    -------------
                                                  ThCh$            ThCh$

Frequently used materials & supplies                  4,820,719        3,964,688
Accrued interest on long-term bonds                   4,295,882        4,869,411
Cross currency swap effects                           2,283,393          851,096
Bond placement expenses and discount                    316,159          245,563
Advertising contracts                                   360,654          248,793
Others                                                  177,262          161,236
Total                                                12,254,069       10,340,787


NOTE 11 - REPURCHASE / RESALE AGREEMENTS
----------------------------------------

The Company had no repurchase/resale agreements.

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT
---------------------------------------

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile    : Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina: Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil   : Rio de Janeiro, Niteroi, Campos, Cabo Frio, Nova Iguazu, Espirito
             Santo and Vitoria.

Principal components of property, plant and equipment at each end of period are as follows:

                                               Balances at June 30, 2005                Balances at June 30, 2004
                                               ---------------------------------------  ---------------------------------------
                                                                                   Net                                      Net
                                                                             property,                                property,
                                                              Accumulated      plant &                 Accumulated      plant &
                                                    Assets   Depreciation    equipment       Assets   Depreciation    equipment
                                               -----------  -------------  -----------  -----------  -------------  -----------
                                                     ThCh$          ThCh$        ThCh$        ThCh$          ThCh$        ThCh$
Land                                            12,213,774              0   12,213,774   15,220,503              0   15,220,503
Buildings and improvements                      90,716,402   (37,237,226)   53,479,176  100,196,098   (37,376,155)   62,819,943
Machinery and equipment                        216,346,933  (164,012,130)   52,334,803  229,577,788  (178,620,827)   50,956,961
Other property, plant and equipment            201,319,350  (171,035,826)   30,283,524  204,752,487  (160,270,601)   44,481,886
Gain on Technical reappraisal of property,
  plant & equipment                              1,963,496      (585,265)    1,378,231    1,963,496      (575,360)    1,388,136
Total                                          522,559,955  (372,870,447)  149,689,508  551,710,372  (376,842,943)  174,867,429


Other property, plant and equipment at each end of period were as follows:

                                                                                     Balances at June 30
                                                                                -------------------------------
                                                                                       2005                2004
                                                                                -----------         -----------
                                                                                      ThCh$               ThCh$
Containers                                                                      110,703,554         104,057,033
Refrigerating equipment, promotional items and other minor assets                56,196,821          62,233,267
Furniture and tools                                                              23,732,831          20,361,780
Other                                                                            10,686,144          18,100,407
Total other property, plant and equipment                                       201,319,350         204,752,487



Gain on Technical reappraisal of property, plant and equipment at each end of period was as follows:

                                   Balances at June 30, 2005                      Balances at June 30, 2004
                                   ------------------------------------------     ------------------------------------------
                                                                Net property,                                  Net property,
                                                  Accumulated         plant &                    Accumulated         plant &
                                      Assets     Depreciation       equipment        Assets     Depreciation       equipment
                                   ---------     ------------   -------------     ---------     ------------   -------------
                                       ThCh$            ThCh$           ThCh$         ThCh$            ThCh$           ThCh$
Land                               1,311,169                0       1,311,169     1,311,169                0       1,311,169
Buildings and improvements           183,563        (121,821)          61,742       183,563        (117,297)          66,266
Machinery and equipment              468,764        (463,444)           5,320       468,764        (458,063)          10,701
Total                              1,963,496        (585,265)       1,378,231     1,963,496        (575,360)       1,388,136

Depreciation for the period reflected in the Consolidated Statements of Cash Flow is fully recorded under operating income

NOTE 13 - SALES TRANSACTIONS UNDER LEASEBACK AGREEMENTS
-------------------------------------------------------

The Company had no agreements of this type.

NOTE 14 - INVESTMENT IN RELATED COMPANIES
-----------------------------------------

Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

         The main changes occurred in the reported periods are described below:

         Centralli Refrigerantes S.A. records a negative equity, which has been provisioned accordingly.

         At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$4,606,132,665 (historical Chilean pesos), through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series.

Embotelladora Andina S.A. subscribed and paid 929,838 shares for a total contribution of ThCh$879,945 (historical Chilean pesos), holding an ownership interest of 49.91%.

         The investment in Envases Central S.A. is presented with a 48% reduction (the percentage share on the date of transaction) of the earnings generated during the sale to Envases Central during December 1996 for property located in Renca, because this transaction represents unrealized income for Embotelladora Andina S.A. The amount of the reduction was ThCh$214,838 (expressed in currency of June 2005). This transaction will be realized once the property is transferred to a third party different from the group.

         The investment in Envases CMF S.A. is presented with a 50% reduction of the earnings generated during the sale of machinery and equipment of our subsidiary Envases Multipack S.A. which took place in June, 2001, and will be recorded under Results during the remaining useful life period of the goods sold to Envases CMF S.A. The realized amount is ThCh$17,598 for this period.

         The investments in Kaik Partipacoes Ltda. (Brazil) and in Cican S.A. (Argentina), where Embotelladora Andina S.A. holds an indirect ownership of 11.32% and 15.2% respectively, have been valued according to the equity method, because we have presence in both companies through a Director, who participates in the procedures for setting policies, operating and financial decisions in accordance with the ownership structure of both companies, which are exclusively owned by Coca-Cola bottlers in Brazil and Argentina, respectively.

No liabilities have been designated as hedging instruments for investments abroad.

Income likely to be remitted by subsidiaries abroad amounts to US$99.5 million.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                                                                              Income (loss)
                                                  Ownership interest  Equity of companies     for the period
                                                  ------------------  ----------------------  --------------------
                          Functional      Number      June      June        June        June       June       June
Company        Country    Currency     of Shares  30, 2005  30, 2004    30, 2005    30, 2004   30, 2005   30, 2004
-------------  ---------  ----------  ----------  --------  --------  ----------  ----------  ---------  ---------
                                                         %         %       ThCh$       ThCh$      ThCh$      ThCh$
ENVASES CMF
S.A.           CHILE      Ch$             28,000  50.00000  50.00000  33,904,122  33,147,847  1,311,843    306,374
ENVASES
CENTRAL S.A.   CHILE      Ch$          1,499,398  49.91000  48.94362   4,776,456   4,562,508  (195,433)    109,990
KAIK
PARTICIPACOES
LTDA.          BRAZIL     US$         16,098,919  11.31970  11.31970  12,406,159  22,752,346  4,281,006  1,543,671

CICAN S.A.     ARGENTINA  US$              3,040  15.20000  15.20000   6,253,921   4,626,682  1,237,677  (103,159)

TOTAL


                                       Partic in               Unrealized            Book value
                 Accrued Income        net income (loss)       income (loss)         of investment
                 --------------------  ----------------------  --------------------  ----------------------
                      June       June        June        June       June       June        June        June
Company           30, 2005   30, 2004    30, 2005    30, 2004   30, 2005   30, 2004    30, 2005    30, 2004
                 ---------  ---------  ----------  ----------  ---------  ---------  ----------  ----------
                     ThCh$      ThCh$       ThCh$       ThCh$      ThCh$      ThCh$       ThCh$       ThCh$
ENVASES CMF
S.A.               217,860  (220,180)  16,952,061  16,573,924  1,117,352  1,187,889  15,834,709  15,386,035
ENVASES
CENTRAL S.A.     (109,168)     37,261   2,383,929   2,233,056    214,838    214,831   2,169,091   2,018,225
KAIK
PARTICIPACOES
LTDA.              484,597    174,737   1,404,340   2,575,497          0          0   1,404,340   2,575,497

CICAN S.A.         188,127   (15,680)     950,596     703,256          0          0     950,596     703,256

TOTAL                                  21,690,926  22,085,733  1,332,190  1,402,720  20,358,736  20,683,013

NOTE 15 - INVESTMENTS IN OTHER COMPANIES
----------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL AND NEGATIVE GOODWILL
----------------------------------------

Goodwill at each year end and the amortization during each year were as follows:

                                                       June 30, 2005                    June 30, 2004
                                               ----------------------------     -----------------------------
                                               Amortization                     Amortization
                                                 during the        Goodwill       during the         Goodwill
Company                                              period         balance           period          balance
---------------------------------              ------------      ----------     ------------       ----------
                                                      ThCh$           ThCh$            ThCh$            ThCh$

RIO DE JANEIRO REFRESCOS LTDA.                    1,913,958      50,160,129        1,932,154       51,466,194
EMBOTELLADORA DEL ATLANTICO S.A.                  1,516,712      32,656,517        1,711,814       40,280,943
VITAL S. A.                                          67,951         692,598          440,730          818,498
TOTAL                                             3,498,621      83,509,244        4,084,698       92,565,635


NOTA 17 - INTANGIBLES
---------------------

In accordance with Circular 1501, no information was reported since the balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS
--------------------------------

Other long term assets at each end of period were as follows:

                                                                    2005         2004
                                                             -----------  -----------
                                                                   ThCh$        ThCh$
Bonds
         Celulosa Arauco S.A.                                 13,287,613    9,668,925
         Enap S.A.                                            10,545,149    8,287,944
         Endesa S.A.                                           8,867,061    6,681,597
         Chile Soberano                                        8,425,095    9,484,480
         Compania Manufacturera de Papeles y Cartones S.A.     8,026,590    9,773,577
         Telefonos de Mexico S.A.                              7,760,274    6,003,274
         Codelco S.A.                                          5,983,497    3,637,363
         Mexico Soberano                                       5,464,696    4,178,324
         Petroleos Mexicanos 11 S.A.                           4,736,136            0
         Petroleos Mexicanos S.A.                              3,567,390   13,865,282
         Banco Scotiabank Sud Americano                        2,951,436    3,341,943
         Brasil Telecom S.A.                                   2,372,804            0
         Raytheon Company                                      2,353,788            0
         International Paper Company                           2,316,000            0
         Alcoa Inc.                                            1,182,075            0
         Banco Santander Santiago S.A.                                 0    9,210,395

Time Deposit Deutsche Bank AG.                                46,609,500   52,605,148
CLN Enersis Euros - Deutsche Bank AG.                         10,591,891   12,043,270
CLN Endesa        - Deutsche Bank AG.                          5,790,000    6,534,801
CLN GMAC          - Deutsche Bank AG.                          1,875,960            0
CLN Ford          - Deutsche Bank AG.                          1,737,000            0
CLN Cemex         - DeutscheBank                                       0    5,560,870

Cross Currency Swap                                           14,589,923    4,396,934
Judicial Deposits (Brazil)                                     4,434,698    7,686,973
Issuance expenses and par value difference                     3,363,778    3,751,247
Prepaid expenses                                               1,468,439    2,157,038
Non-operating assets                                             861,766    1,494,183
Recoverable taxes                                                 52,459       57,785
Others                                                         1,579,924    2,433,725
Total                                                        180,794,942  182,855,078

NOTE 19 - SHORT-TERM BANK LIABILITIES
-------------------------------------

Short- term bank liabilities were as follows:


                                Currency or indexation adjustment
                                ---------------------------------------------------------------------------------------
                                US Dollars                     Other foreign currencies     TOTAL
                                -------------------------      ------------------------     ---------------------------
                                June 30,       June 30,        June 30,       June 30,      June 30,         June 30,
Bank                            2005           2004            2005           2004          2005             2004
----------------------------    ----------     ----------      ---------      ---------     ----------       ----------
                                ThCh$          ThCh$           ThCh$          ThCh$         ThCh$            ThCh$

DEUTSCHE BANK                            0     17,690,705              0              0              0       17,690,705
BBVA BANCO FRANCES                       0              0      2,085,157      2,212,056      2,085,157        2,212,056
BBVA BANCO DE GALICIA                    0              0              0        434,759              0          434,759
BANCO HSBC                      31,134,996              0              0              0     31,134,996                0
BANCO RIO                                0              0      3,128,478              0      3,128,478                0
BANCOM HSBC ROBERTS                      0              0      1,038,733              0      1,038,733                0
Others                                   0              0              0              0              0                0
Total                           31,134,996     17,690,705      6,252,368      2,646,815     37,387,364       20,337,520
Principal Due                   30,976,500     17,643,963      6,016,626      2,640,949     36,993,126       20,284,912
Average annual interest rate         4.10%          1.87%          8.82%          7.08%


Long term bank liabilities current portion:


                                                            Currency or indexation adjustment
                                    --------------------------------------------------------------------------------
                                    US Dollars                  Other foreign currencies    Non-indexed Ch$
                                    -----------------------     ------------------------    ------------------------
                                    June 30,     June 30,       June 30,       June 30,     June 30,      June 30,
Bank                                2005         2004           2005           2004         2005          2004
----------------------------        ----------   ----------     --------       ---------    ----------    ----------
                                    ThCh$        ThCh$          ThCh$          ThCh$        ThCh$         ThCh$
DEXIA BANK BELGIUM                   2,670,859    3,004,976            0               0     2,670,859     3,004,976
BANCO ITAU                                   0            0      172,747         342,515       172,747       342,515
BANCO SANTANDER                              0            0      358,996         294,524       358,996       294,524
BANCO BOSTON                                 0            0      193,220         159,826       193,220       159,826
BANCO BRADESCO                               0            0            0          19,641             0        19,641
Others                                       0            0            0               0             0             0
Total                                2,670,859    3,004,976      724,963         816,506     3,395,822     3,821,482
Principal Due                       46,320,000   52,278,408      712,857       2,123,073    47,032,857    54,401,481
Average annual interest rate             6.51%        6.51%       13.26%          13.51%
Foreign currency liabilities (%)       100.00%

NOTE 20 - OTHER CURRENT LIABILITIES
-----------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES
------------------------------------

Long - term bank liabilities were as follows:

                                                     Years to Maturity               Closing date of           Closing date of
                                                                                      actual period            previous period
                                                  --------------------------    ---------------------------   ------------------
Bank or Financial Institution      Currency       More than 1    More than 2     Total long       Average       Total long term
                                                    up to 2         up to 3     term at June       annual       at June 30, 2004
                                                                                30, 2005      interest rate
-----------------------------      -----------    ------------   -----------    ------------  -------------   ------------------
                                                         ThCh$         ThCh$           ThCh$                              ThCh$
DEXIA BANK BELGIUM                 US$              46,320,000             0      46,320,000           6.50%         52,278,408
BANCO SANTANDER                    Other                     0       706,950         706,950          13.27%            943,623
                                   currencies
BANCO ITAU                         Other                     0             0               0               0            226,925
                                   currencies
BANCO BOSTON                       Other                76,220        19,966          96,186          13.28%            239,035
                                   currencies
TOTAL                                               46,396,220       726,916      47,123,136                         53,687,991


Foreign currency liabilities (%)              100
Local currency liabilities (%)                  0



NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)
------------------------------------------------------------------------

Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-       :        Rating according to Fitch Ratings Ltda.
BBB+     :        Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA       :        Rating according to Fitch Ratings Ltda.
AA       :        Rating according to Feller & Rate Ltda.

Bond repurchases.

During 2000, 2001 and 2002, Embotelladora Andina S.A. repurchased bonds issued in the U.S. market through its subsidiary, Abisa Corp S.A. for a total amount of US$314 million of the US$350 million, which are presented deducting the long term liability from the bonds payable account.

Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for US$75 million maturing in December 2007 and semiannual interest payments. At the closing of 2005 and 2004, all such bonds are wholly-owned by the subsidiary Abisa Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:

Instrument         Series     Nominal  Currency Interest  Maturity  Interest     Amortization      June 30,    Par value  Placement
subscription or                 Value              rate     date      paid       period                2005     June 30,  in Chile
ID No                                                                                                               2004  or abroad
-----------------  ------  ----------  -------- -------- ---------  -----------  -------------  -----------  -----------  ---------

Short portion of
long-tem bonds
payable
Register 254 SVS   A        1,980,000     UF       6.2%   6-1-2008  HALF YEARLY  December 2005
6/13/01 Capital                                                                                  12,681,039   12,728,928   CHILE
and Interests
Register 254 SVS   B        3,700,000     UF       6.5%   6-1-2026  HALF YEARLY  December 2009
6/13/01 Capital                                                                                     344,995      344,702   CHILE
and Interests
Yankee Bonds,      A       32,076,000     US         7%             HALF YEARLY  10 years
Interests                              Exchange          10-1-2007                                  325,010      366,818
                                         rate                                                                              FOREIGN
Yankee Bonds,      B        4,000,000     US     7.625%             HALF YEARLY  30 years
Interests                              Exchange          10-1-2027                                   44,149       49,829
                                         rate                                                                              FOREIGN
Total current
maturities                                                                                       13,395,193   13,490,277

Long term portion
of bonds payable
Register 254 SVS   A        1,980,000     UF       6.2%   6-1-2008  HALF YEARLY  December 2006
6/13/01                                                                                          22,123,901   33,638,130   CHILE
Register 254 SVS   B        3,700,000     UF       6.5%   6-1-2026  HALF YEARLY  December 2009
6/13/01                                                                                          64,710,225   64,655,109   CHILE
YANKEE BONDS       A       32,076,000     US         7%  10-1-2007  HALF YEARLY  10 years
                                       Exchange                                                  18,572,004   20,961,028
                                         rate                                                                              FOREIGN
YANKEE BONDS       B        4,000,000     US     7.625%  10-1-2027  HALF YEARLY  30 years
                                       Exchange                                                   2,316,000    2,613,920
                                         rate                                                                              FOREIGN
 Total long term
                                                                                                107,722,130  121,868,187

NOTE 23 - PROVISIONS AND WRITE-OFFS
-----------------------------------

Provisions at each end of period were as follows:

                                                                                 Short Term                        Long Term
                                                                   ------------------------      ---------------------------
                                                                      2005             2004            2005             2004
                                                                   -------        ---------      ----------       ----------
                                                                     ThCh$            ThCh$           ThCh$            ThCh$

Staff severance indemnities                                        612,914          180,564       5,045,441        2,408,216
Contingencies (*)                                                   74,657        2,517,762       9,049,996        4,249,746
Taxation on banking transactions & social
contribution(Brazil)                                                     0                0       7,736,573        4,918,202
Others (*)                                                           4,142        5,061,662       1,217,356                0
TOTAL                                                              691,713        7,759,988      23,049,366       11,576,164

(*) Decrease in these items was due to reclassifications to Long-term Provisions and Fixed Assets.

NOTE 24 - STAFF SEVERANCE INDEMNITIES
-------------------------------------

Movements in the provision for staff severance indemnities were as follows:

                                       2005           2004
                                  ---------      ---------
                                      ThCh$          ThCh$
Beginning balance                 2,706,339      2,534,303
Provision for the period          3,019,666        238,812
Payments                           (67,650)      (184,335)
Ending balance                    5,658,355      2,588,780



NOTE 25 - OTHER LONG-TERM LIABILITIES
-------------------------------------

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST
---------------------------

                                                            2005                2004
                                                          ------             -------
LIABILITIES                                                ThCh$               ThCh$

Andina Inversiones Societarias S.A.                           53              51,272
                                                              53              51,272

                                                            2005                2004
                                                          ------             -------
INCOME STATEMENT                                           ThCh$               ThCh$

Andina Inversiones Societarias S.A.                            1             (1,435)
                                                               1             (1,435)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY
-----------------------------------------

Movements in shareholders' equity were as follows:

                                                                    June 30, 2005
                      ----------------------------------------------------------------------------------------------------------
                      Paid in            Reserve            Other             Accumulated        Interim            Net Income
                      Capital            Capital            Reserves          Income             Dividends
                                         Revalued
                      -----------        -----------        -----------       ------------       ------------       ------------
                         ThCh$              ThCh$              ThCh$              ThCh$              ThCh$              ThCh$
Beginning             191,027,986                  0         14,574,144         56,671,256       (11,583,482)         40,158,726
balance
Distribution                    0                  0                  0         28,575,244         11,583,482       (40,158,726)
of
prior-year
income
Final                           0                  0                  0        (3,831,784)                  0                  0
dividend
from
previous
period
Capital                         0                  0                  0                  0                  0                  0
increase
through
share
issuance
Capitalization                  0                  0                  0                  0                  0                  0
of Reserves
and/or
profits
Cumulative                      0                  0                  0                  0                  0                  0
deficit in
development
period
Translation                     0                  0          3,773,110                  0                  0                  0
adjustment
reserve
Extraordinary                   0                  0                  0       (55,880,179)                  0                  0
dividend
against
cumulative
income
Capital                         0          1,910,280            145,741            135,921                  0                  0
revalued
Income for                      0                  0                  0                  0                  0         24,001,965
the period
Interim                         0                  0                  0                  0        (3,831,784)                  0
dividends
Ending                191,027,986          1,910,280         18,492,995         25,670,458        (3,831,784)         24,001,965
balance
Price-level                     -                  -                  -                  -                  -                  -
restated
balances



                                                                    June 30, 2004
                      ----------------------------------------------------------------------------------------------------------
                      Paid in            Reserve            Other             Accumulated        Interim            Net Income
                      Capital            Capital            Reserves          Income             Dividends
                                         Revalued
                      -----------        -----------        -----------       ------------       ------------       ------------
                         ThCh$              ThCh$              ThCh$              ThCh$              ThCh$              ThCh$
Beginning             186,368,767                  0         25,478,595         86,808,880       (11,476,192)         15,754,549
balance
Distribution                    0                  0                  0          4,278,357         11,476,192       (15,754,549)
of
prior-year
income
Final                           0                  0                  0        (3,831,784)                  0                  0
dividend
from
previous
period
Capital                         0                  0                  0                  0                  0                  0
increase
through
share
issuance
Capitalization                  0                  0                  0                  0                  0                  0
of Reserves
and/or
profits
Cumulative                      0                  0                  0                  0                  0                  0
deficit in
development
period
Translation                     0                  0          8,561,322                  0                  0                  0
adjustment
reserve
Extraordinary                   0                  0                  0       (31,931,531)                  0                  0
dividend
against
cumulative
income
Capital                         0          1,490,950            203,829            406,828                  0                  0
revalued
Income for                      0                  0                  0                  0                  0         17,771,234
the period
Interim                         0                  0                  0                  0        (3,831,784)                  0
dividends
Ending                186,368,767          1,490,950         32,243,746         55,730,750        (3,831,784)         17,771,234
balance
Price-level           191,400,724          1,531,206         35,168,327         57,235,480        (3,935,242)         18,251,057
restated
balances

b) Number of shares:

Series     Subscribed Shares             Paid in shares         Number of shares with
                                                                voting rights
------     -----------------             --------------         ---------------------

A          380,137,271                   380,137,271            380,137,271
B          380,137,271                   380,137,271            380,137,271

c)       Capital:

Series    Subscribed Capital          Paid in Capital
------    ------------------          ---------------
          ThCh$                       ThCh$
A         95,513,993                  95,513,993
B         95,513,993                  95,513,993

d)       Other reserves:

Other reserves at each end of period were as follows:

                                                                                              2005              2004
                                                                                        ----------        ----------
                                                                                             ThCh$             ThCh$
Reserve for cumulative translation adjustments                                          17,529,516        34,204,848
Reserve for gain on technical reappraisal of property, plant and equipment                  72,343            72,343
Other                                                                                      891,136           891,136
Total                                                                                   18,492,995        35,168,327


(1) The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                        Foreign
                                                       exchange
                                                      generated
                                                     during the
                                     Balance           period            Balance
                                    January 1,                          June 30,
Subsidiary                             2005          Investment           2005
------------------------------      ----------       ----------        ----------
                                     ThCh$            ThCh$            ThCh$
Rio de Janeiro Refrescos Ltda.       7,775,430        2,516,463        10,291,893
Embotelladora del Atlantico S.A.     5,980,976        1,256,647         7,237,623
Total                               13,756,406        3,773,110        17,529,516

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES
-------------------------------------------------

                                                                           2005         2004
                                                                    -----------  -----------
                                                                          ThCh$        ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment                           207,383            0
Claim compensation of insurance company                                       0      430,736
Gain on sale of other assets                                                  0      399,219
Offices leased                                                                0       23,092
Other income                                                            173,739      169,639


Sub total                                                               381,122    1,022,686
Translation of Financial Statements (1)                               2,522,446            0
Total                                                                 2,903,568    1,022,686

Other non-operating expenses during the period was as follows:

Obsolence and write-offs of property, plant and equipment           (3,843,897)     (50,341)
Staff severance indemnities                                         (2,782,084)     (36,985)
Provision for labor and commercial lawsuits                           (411,881)  (2,303,512)
Loss on sale of property, plant and equipment                         (127,289)    (166,913)
Provision loss of investment in Centralli                              (33,026)    (110,941)
Provision income tax lawsuit ex Cipet                                         0  (1,326,884)
Others                                                                (322,946)    (475,907)
Sub Total                                                           (7,521,123)  (4,471,483)
Translation of financial statements (1)                                       0  (1,776,041)
Total                                                               (7,521,123)  (6,247,524)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies , in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants which are shown as Other Non-Operating Income or Other Non-Operating Disbursements, as applicable.

NOTE 29 - PRICE-LEVEL RESTATEMENT
---------------------------------

Price-level restatement for each end of period was as follows:

                                                                      Index           June 30, 2005            June 30, 2004
                                                                      -----           -------------            -------------
                                                                                              ThCh$                    ThCh$
Assets -  (charges)/credits
Inventories                                                             CPI                  99,905                (128,465)
Property, plant and equipment                                           CPI                 780,023                  650,941
Investments in related companies                                          -                       0                        0
Cash, Time Deposits, Marketable Securities                              CPI                  24,132                 (19,522)
Trade Accounts Receivable, Notes Receivable, Other Receivables           UF                      26                        0
Trade Accounts Receivable, Notes Receivable, Other Receivables          CPI                     654                    6,155
Short-term Notes receivable related companies                           CPI                 362,398                  337,805
Recoverable taxes                                                       CPI                  45,385                      432
Other current assets                                                     UF                       0                    1,723
Other current assets                                                    CPI                  52,919                   30,755
Investment in related companies                                         CPI               1,508,118                1,223,565
Goodwill and negative goodwill                                          CPI                  33,199                   10,802
Other long term assets                                                   UF                   1,529                        0
Other long term assets                                                  CPI               1,288,136                1,477,709
Other non monetary assets                                                                         0                        0
Costs and Expenses accounts                                             CPI               1,154,314                  891,478
Total (charges)/credits                                                                   5,350,738                4,483,378

Liabilities - (charges)/credits
Shareholders' equity                                                    CPI             (2,191,942)              (2,158,350)
Short and long term bank liabilities                                    CPI                (93,731)                 (88,277)
Short and long term bonds payable                                        UF               (958,614)                (606,212)
Short and long term bonds payable                                       CPI               (237,599)                (189,476)
Other current liabilities                                                UF                (47,053)                    4,879
Other current liabilities                                               CPI                (97,777)                 (15,946)
Other long-term liabilities                                             CPI                (34,074)                   16,224
Non monetary liabilities                                                                          0                        0
Income accounts                                                         CPI             (1,439,175)              (1,019,832)
Total (charges) credits                                                                 (5,099,965)              (4,056,990)
Price-level restatement (loss ) gain                                                        250,773                  426,388

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES
---------------------------------------

                                                          Currency    June 30, 2005   June 30, 2004
                                                          --------    -------------   -------------
Assets - (charges)/credits
Cash                                                           US$         (95,619)         234,416
Marketable securities (net)                                    US$         (62,049)       (123,453)
Other receivables (net)                                        US$            1,796          49,273
Accounts receivable from related companies                     US$        1,377,466       2,926,309
 Inventories (net)                                             US$           41,670          18,062
 Other current assets                                          US$          288,333         574,996
Property, plant and equipment                                  US$            (413)               0
Other assets                                                   US$        5,094,027      10,053,489
Total (charges) credits                                        US$        6,645,211      13,733,092

Liabilities - (Charges) / credits
Short-term bank liabilities                                    US$           11,170         313,428
Bonds payable                                                  US$        (160,626)        (19,378)
Accounts payable                                               US$            4,142        (34,111)
Provisions                                                     US$            (797)        (14,249)
Other current liabilities                                      US$      (1,048,497)       (212,529)
Bonds payable-long term                                        US$        (570,362)     (1,391,923)
Total (charges) credits                                        US$      (1,764,970)     (1,358,762)
Foreign exchange gain (loss) on income                                    4,880,241      12,374,330


NOTE 31 - EXTRAORDINARY ITEMS
-----------------------------

There were no extraordinary items in 2005 and 2004.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES
--------------------------------------------------------------

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discounts amounted to ThCh$1,258,154. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2005 amounted to ThCh$81,510 (ThCh$81,510 in 2004).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS
----------------------------------------------

For the projection of future cash flows, there are no transactions and events to consider which have not been revealed in these financial statements and accompanying notes.

Below is an itemization of the movement of assets and liabilities not affecting the cash flow in the period, but compromising future cash flows.

Cash Flow Statement

                                                         2005         Maturity Date               2004       Expiration Date
                                                  -----------         -------------        -----------       ---------------
                                                        ThCh$                                    ThCh$

Expected flows

Disbursements

Dividend payments                                 (3,831,784)             7-28-2005        (3,935,242)             7-28-2004
Addition of fixed assets                            (649,752)             7-31-2005           (66,999)             8-31-2004
Addition of fixed assets                            (689,878)             9-30-2005        (3,316,025)             9-30-2004

Total disbursements                               (5,171,414)                              (7,318,266)

Income
Sale of fixed assets                                    1,035             8-15-2005             22,711             8-14-2004

Total income                                            1,035                                   22,711

Net Total                                         (5,170,379)                              (7,295,555)

NOTE 34 - DERIVATIVE CONTRACTS
------------------------------

Derivative contracts at June 30, 2005 were as follows:

                                                             Hedged item or transaction    Assets/liabilities   Effect on income
                                                           ------------------------------- ------------------ ---------------------
                                                  Position                      Hedged
                                Maturity Specific purchase                      item
Derivative Contract Value       Period   Item     /sale    Concept   Amount     value      Item     Amount    Realized    Unrealized
---------- -------- ----------  -------- -------- -------- --------- ---------- ---------- -------- --------- ----------- ----------
                    ThCh$                                            ThCh$      ThCh$               ThCh$      ThCh$

SWAP       CCPE      4,934,279    IV        US$      S     Long       6,019,348  4,935,080 Other    1,274,225  (123,289)          0
                                Quarter  Exchange          term                            Current
                                 2005      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      2,997,169     I        US$      S     Long       3,609,383  3,033,738 Other      769,155    (75,348)          0
                                Quarter  Exchange          term                            Current
                                 2006      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      2,959,784     I        US$      S     Long       3,718,120  3,015,608 Other      767,429    (73,918)          0
                                Quarter  Exchange          term                            Current
                                 2007      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      2,970,439   III        US$      S     Long       3,499,387  2,927,437 Other      769,602    (74,220)          0
                                Quarter  Exchange          term                            Current
                                 2007      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE     43,438,872    IV        US$      S     Long      47,599,704 45,921,938 Other    3,572,407 (1,157,270)          0
                                Quarter  Exchange          term                            Current
                                 2007      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      8,869,122     I        US$      S     Long      10,456,161  9,713,968 Other    2,291,920   (221,475)          0
                                Quarter  Exchange          term                            Current
                                 2008      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      8,818,361    II        US$      S     Long      10,850,288  9,059,300 Other    2,276,066   (220,757)          0
                                Quarter  Exchange          term                            Current
                                 2008      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE     14,470,349   III        US$      S     Long      17,227,178 14,600,133 Other    3,623,585   (363,581)          0
                                Quarter  Exchange          term                            Current
                                 2008      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

SWAP       CCPE      5,959,177     I        US$      S     Long       7,260,554  6,030,546 Other    1,528,927   (149,309)          0
                                Quarter  Exchange          term                            Current
                                 2013      rate            bonds                           and
                                                           US$                             Long
                                                                                           Term
                                                                                           Assets

FR         CCTE      6,463,758   III        US$      P     Suppliers  6,454,692          0 Other            0           0   (11,709)
                                Quarter  Exchange          foreign                         Current
                                 2005      rate            currency                        Assets
                                                                                           and
                                                                                           Liabilities

FR         CCTE      2,235,580   III        US$      S     Suppliers  2,232,624          0 Other        4,038           0      4,038
                                Quarter  Exchange          foreign                         Current
                                 2005      rate            currency                        Assets
                                                                                           and
                                                                                           Liabilities

FR         CCTE      6,530,613    IV        US$      P     Suppliers  6,513,750          0 Other            0           0   (16,255)
                                Quarter  Exchange          foreign                         Current
                                 2005      rate            currency                        Assets
                                                                                           and
                                                                                           Liabilities

FR         CCTE      2,138,496    IV        US$      S     Suppliers  2,133,036          0 Other        5,270           0      5,270
                                Quarter  Exchange          foreign                         Current
                                 2005      rate            currency                        Assets
                                                                                           and
                                                                                           Liabilities

NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

The Chilean Internal Revenue Service has commenced a penal lawsuit against our subsidiary Vital S.A. and against those ultimately responsible for the application of tax losses. At the same time, a lawsuit has been filed for the recovery of income tax and the application of accumulated losses. The company's legal advisors believe there is a remote or slight likelihood of a negative outcome in both procedures.

2) Embotelladora del Atlantico S.A. faces labor and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$1,972,005. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

3) Rio de Janeiro Refrescos Ltda. faces labor, tax and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$7,113,855. In accordance with its legal counsel's opinion, the Company deems improbable that unstipulated contingencies may affect the results or equity of the Company.

4) Embotelladora Andina S.A. faces, labor, tax, commercial and other lawsuits. Accounting provisions to back any probable loss contingency stemming from these lawsuits, amounts to ThCh$74,657. In accordance with its legal counsel's opinion, the Company deems improbable that contingencies without provisions may affect the results or equity of the Company.

b. Restrictions

The bond issue and placement on the US market for US$ 350 million is subject to certain restrictions against preventive attachments, sale and leaseback transactions, sale of assets, subsidiary debt and certain conditions in the event of a merger or consolidation.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times.

Financial debt shall be deemed Consolidated Finance Liabilities which include:
(i) short-term bank liabilities, (ii) short-term portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) short-term portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable. Consolidated equity means Total equity plus Minority Interest.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, lose, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina shall not lose, sell, assign or dispose of to a third party any other territory in Brazil or Argentina that is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands of the franchisor, as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c.       Direct guarantees

Guarantees at June 30, 2005 were as follows:

                                                                                               Balances pending
                          Debtor                                      Assets involved          at end of period
                          ------------------------------              ----------------------   --------------------
                                                          Type of                 Book           June 30,  June 30,
Guarantee creditor        Name                Relation    guarantee   Type        value              2005      2004
-----------------------   -----------------   ----------  ---------   ---------   ----------   ----------  --------
BUENOS AIRES CUSTOMS      EMBOTELLADORA DEL   Subsidiary  Guarantee   Stocks      3,802,006             0         0
                          ATLANTICO S.A.                  insurance
UNIAO FEDERAL             RIO DE JANEIRO      Subsidiary  Mortgage    Warehouse      64,453        67,867    66,617
                          REFRESCOS LTDA
STATE OF RIO DE JANEIRO   RIO DE JANEIRO      Subsidiary  Mortgage    Judicial   13,039,785    10,003,785         0
                          REFRESCOS LTDA                              Deposit
PODER JUDICIARIO          RIO DE JANEIRO      Subsidiary  Judicial    Judicial    7,954,822             0         0
                          REFRESCOS LTDA.                 Deposit     Deposit

NOTE 36 - GUARANTEES FROM THIRD PARTIES
---------------------------------------

Guarantees from third parties at June 30, 2005 were as follows:

Guarantor                      Type of Guarantee     Amount      Currency    Transaction
-----------------------        -----------------    ---------    --------    ----------------------
Loss, Juan Nelson              Mortgage                50,139    A$          Distributor Credit
Bachiecca, Ruben               Mortgage                28,950    A$          Distributor Credit
Lopez, Nicanor                 Mortgage                36,477    A$          Distributor Credit
Ismael Hermanos                Mortgage                28,371    A$          Distributor Credit
Tahan, Julio e Hijos           Mortgage                14,475    A$          Distributor Credit
Cruz del Eje Refrescos         Mortgage                28,950    A$          Distributor Credit
Dean Funes Refrescos           Mortgage                34,740    A$          Distributor Credit
Lopez Hnos                     Mortgage                34,740    A$          Distributor Credit
Romagnoli, Daniel              Mortgage                28,950    A$          Distributor Credit
Gonzalez, Jesus                Mortgage                 8,759    A$          Distributor Credit
IC Construcciones              Guarantee                7,822    A$          Supplier
                               insurance
Ing. Gastronomica              Guarantee               11,248    A$          Supplier
                               insurance
RJ Feijoo                      Guarantee               16,594    A$          Supplier
                               insurance
R.C. IN S.R.L.                 Guarantee                  488    A$          Supplier
                               insurance
Carlen Claudio                 Guarantee                1,471    A$          Supplier
                               insurance
Construcciones ESP.CBA.        Guarantee                9,087    A$          Supplier
                               insurance
Transporte Rigar S.R.L.        Guarantee              100,277    A$          Supplier
                               insurance
Metfree S.R.L.                 Guarantee                5,535    A$          Supplier
                               insurance
Ingenieria & Packaging         Guarantee               27,140    A$          Supplier
                               insurance
CONFAB                         Mortgage             30,266,597   US$         Purchase of Rio de Janeiro
                                                                             Refrescos Ltda.
Russel W. Coffin               Letter of Credit     37,917,481   US$         Purchase of Nitvitgov
                                                                             Refrigerantes S.A.
Aguiar Distrib. De Bebidas     Mortgage               262,789    US$         Distributor Credit
Ltda.
Clauver Nova Dist Beb Ltda.    Mortgage                72,928    US$         Distributor Credit
Dibejon Dist Beb Joao Neiva    Mortgage                81,818    US$         Distributor Credit
Dist. Real Cola (Apucarana)    Mortgage               107,303    US$         Distributor Credit
Franciscana Dist.              Mortgage               115,272    US$         Distributor Credit
Mac Coke Dist. Beb.            Mortgage               198,561    US$         Distributor Credit
MBM Distribuidora de Beb       Mortgage               119,050    US$         Distributor Credit
Soc. Com. Champfer             Mortgage               381,846    US$         Distributor Credit
Tigresa Com. Beb.              Mortgage               100,528    US$         Distributor Credit
Several Clients                Deposit                758,941    US$         Guarantee on bottles
Destur S.A.                    Policy                  60,000    US$         Advertising Agreement
Soc. Rest. Tuesday             Policy                  45,000    US$         Advertising Agreement
Soc. De Restaurantes           Policy                  30,000    US$         Advertising Agreement
Tuesday
Tuesday Ltda.                  Policy                  30,000    US$         Advertising Agreement
Tuesday Ltda.                  Policy                  30,000    US$         Advertising Agreement
Soc. Las Nipas                 Policy                   6,971    U.F.        Advertising Agreement
Soc. Com. Itahue Ltda.         Policy                   5,000    U.F.        Advertising Agreement
Soc. Administradora Plaza      Policy                   3,076    U.F.        Advertising Agreement
Cent.
Mateos S.A.                    Policy                   2,743    U.F.        Advertising Agreement
Comercial Cafe Mokka           Policy                   2,000    U.F.        Advertising Agreement
Santa Martina S.A.             Policy                   1,787    U.F.        Advertising Agreement
Com. Prod. Alimenticio         Policy                   1,600    U.F.        Advertising Agreement
Est. Servicio Ruta 86          Policy                   1,534    U.F.        Advertising Agreement
Servicios Bravissimo           Policy                   1,533    U.F.        Advertising Agreement
Rupanco Limitada               Policy                   1,270    U.F.        Advertising Agreement
Soc. de Restaurantes           Policy                   1,000    U.F.        Advertising Agreement
Tuesday
Menu Express                   Policy                     947    U.F.        Advertising Agreement
C.CH. De la Construccion       Policy                     912    U.F.        Advertising Agreement
Restaurant Don Carlos S.A.     Policy                     893    U.F.        Advertising Agreement
Johnson Comunicaciones         Policy                     890    U.F.        Advertising Agreement
Publicidad y Alimentos S.A.    Policy                     885    U.F.        Advertising Agreement
Iansagro S.A.                  Deposit              1,333,136    ThCh$       Warrants
                               Certificate
Empresa KHS                    Invoice                214,800    US$         Guarantee machine purchase
Enrique Concha B. Muebles      Invoice                120,000    ThCh$       Furniture installation agreement
Ltda.
Eulen Seguridad S.A.           Invoice                  1,000    U.F.        Services Agreement

NOTE 37 - LOCAL AND FOREIGN CURRENCY
------------------------------------

Assets at each end of period were composed of local and foreign currencies as follows:

                                            June 30,     June 30,
                                                2005         2004
                        Currency              Amount       Amount
                       ---------------   -----------  -----------
Current Assets
Cash                   Non-Indexed Ch$     2,982,951    2,278,035
-                      US$                 2,849,112       47,375
-                      AR$                   879,078      391,773
-                      R$                    921,682   15,499,548
Time Deposits          US$                     2,344            0
-                      AR$                         0          157
-                      R$                 11,723,657    6,432,609
Marketable Securities
(net)                  Indexed Ch$
-                      Non-Indexed Ch$         2,020    6,894,794
-                      US$                13,140,452   20,639,721
-                      R$                    382,942            0
Trade accounts                            10,546,184   11,053,281
receivable (net)       Non-Indexed Ch$
-                      US$                   984,587      896,658
-                      AR$                 1,236,424    1,094,100
-                      R$                  7,046,800    5,613,160
Notes receivable       Non-Indexed Ch$     3,136,761    3,989,274
-                      AR$                   306,139      231,833
-                      R$                  1,301,191    1,099,045
Other receivables                          2,275,913    5,366,557
(net)                  Non-Indexed Ch$
-                      US$                 6,810,523      798,084
-                      AR$                   674,049      290,294
-                      R$                  7,400,098    4,050,527
Notes receivable from                              0      208,035
related companies      AR$
-                      R$                     61,116            0
Inventories (net)      Indexed Ch$         4,182,309    5,023,497
-                      US$                 6,662,789    6,310,106
-                      AR$                 3,102,340    3,730,722
-                      R$                  7,435,187    6,651,745
Recoverable taxes      Indexed Ch$                 0      601,178
                       Non-Indexed Ch$     3,229,631            0
-                      AR$                 1,260,506    1,522,782
-                      R$                  6,040,729    3,153,134
Prepaid expenses       Non-Indexed Ch$     1,621,728    1,484,598
-                      US$                   154,286      169,189
-                      AR$                    35,958       66,646
-                      R$                    376,828    1,012,274
-                      Non-Indexed Ch$             0    (412,263)



Deferred Income taxes  AR$                         0       46,686
-                      R$                          0      782,073
Other current assets   Non-Indexed Ch$     1,513,814    1,947,830
-                      US$                 7,316,869    6,476,258
-                      AR$                 2,135,095    1,348,118
-                      R$                  1,288,291      568,581
-

Property, plant and                       65,937,144   71,297,419
equipment              Indexed Ch$
Property, plant and                       83,752,364  103,570,010
equipment              US$
-

Other assets           Indexed Ch$        18,003,797   17,262,033
Investment in related                        950,599    3,420,980
companies              US$
-                      R$                  1,404,340            0
-                      US$                    14,552      670,558
Investment in other                           40,642            0
companies              Indexed Ch$
-                      Indexed Ch$           692,598      818,498
Goodwill               US$                82,816,646   91,747,137
-                      AR$                    42,116       62,904
Long term debtors      Indexed Ch$            36,419       56,345
-                      Non-Indexed Ch$        95,818            0
Notes receivable
related companies      Indexed Ch$
Deferred taxes         AR$                   307,686            0
-                      US$                   462,137      521,584
-                      US$                 (251,552)    (255,086)
-                      Non-Indexed Ch$     4,788,350    5,452,499
-                      Euro               10,591,891   12,043,270
Intangibles            US$               145,545,383  155,197,755
Amortization           AR$                 2,614,713    1,432,717
Others                 R$                 17,254,605    8,728,837
-
-                      Non-Indexed Ch$    30,193,170   38,054,605
-                      US$               351,211,091  390,210,329
-                      AR$                12,594,104   10,426,767
Total Assets           R$                 62,637,466   53,591,533
                       Indexed Ch$        88,892,909   95,058,970
                       Euro               10,591,891   12,043,270

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:


                                Currency        Up to 90 days                         90 days to 1 year
                                ------------    ------------------------------------  --------------------------------------
                                                June 30, 2005      June 30, 2004      June 30, 2005        June 30, 2004
                                                -----------------  -----------------  -------------------  -----------------
                                                Amount       Int.   Amount      Int.   Amount      Int.     Amount     Int.
                                                             Rate               Rate               Rate                Rate
                                                ----------  -----  ----------  -----  ---------   -------  --------   ------
                                                ThCh$              ThCh$              ThCh$                ThCh$

Short term bank liabilities     Non-indexed              0      -           0      -           0       -          0        -
                                Ch$
-                               US$             31,134,996   4.1%  17,690,704  1.87%           0       -          0        -
-                               AR$                      0      -     434,763  7.08%           0       -  2,212,053    7.08%
                                R$                       0      -           0      -   6,252,368   8.92%          0        -
Long term bank liabilities      US$              2,670,859  6.51%   3,004,976  6.51%           0       -          0        -
-                               R$                       0      -           0      -     724,963  13.26%    816,506   13.51%
Current portion of bonds        Indexed Ch$     13,026,034   6.2%  13,073,631   6.2%           0       -          0        -
payable
-                               US$                369,159  7.25%     416,646  7.25%           0       -          0        -
Dividends payable               Non-indexed      4,028,797      -   3,889,372      -           0       -      5,135        -
                                Ch$
Accounts payable                Indexed Ch$              0      -           0      -           0       -          0        -
-                               Non-indexed     14,133,504      -  19,616,491      -           0       -          0        -
                                Ch$
-                               US$              2,916,517      -   3,757,479      -           0       -      1,809        -
-                               AR$              3,337,400      -   3,293,989      -           0       -          0        -
-                               R$               7,508,492      -   6,448,136      -           0       -          0        -
-                               Other                    0      -     468,977      -           0       -          0        -
                                currencies
Other creditors                 AR$                 54,547      -     108,919      -           0       -     29,746        -
-                               R$               2,532,927      -   3,257,926      -           0       -          0        -
-                               US$              1,070,628      -           0      -           0       -          0        -
Notes and accounts payable      Indexed Ch$              0      -   2,961,062      -           0       -          0        -
related companies
                                Non-indexed      2,363,197      -           0      -           0       -          0        -
                                Ch$
-                               US$              1,813,817      -           0      -           0       -          0        -
-                               AR$                      0      -           0      -           0       -          0        -
-                               R$                 125,008      -           0      -           0       -  1,413,988        -
Provisions                      Non-indexed        691,553      -           0      -           0       -  5,242,226        -
                                Ch$
-                               US$                      0      -           0      -           0       -          0        -
-                               AR$                    160      -           0      -           0       -          0        -
                                R$                       0      -           0      -           0       -  2,517,762        -
                                Other                    0      -           0      -           0       -          0        -
                                currencies
Withholdings                    Indexed Ch$              0      -     172,255      -           0       -          0        -



                                Non-indexed      3,820,884      -   3,841,261      -           0       -          0        -
                                Ch$
-                               AR$              2,018,326      -   1,349,185      -           0       -          0        -
-                               R$                       0      -           0      -   2,511,314       -  1,897,857        -
                                Other                    0      -     109,700      -           0       -          0        -
                                currencies
Income taxes                    Non-indexed      3,636,230      -           0      -           0       -  2,407,268        -
                                Ch$
                                Other                    0      -   1,033,915      -           0       -          0        -
                                currencies
-                               AR$                      0      -           0      -   1,117,722       -          0        -
-                               R$                       0      -           0      -   1,850,930       -          0        -
Unearned Income                 Non-indexed          8,173      -      60,284      -           0       -          0        -
                                Ch$
Deferred Taxes                  Non-indexed        715,530      -           0      -           0       -          0        -
                                Ch$
                                AR$                129,779      -           0      -           0       -          0        -
Other current liabilities       Non-indexed      2,670,563      -   2,266,456      -           0       -          0        -
                                Ch$
Total Current Liabilities
                                Non-indexed     32,068,431      -  29,673,864      -           0       -  7,654,629        -
                                Ch$
                                US$             39,975,976      -  24,869,805      -           0       -      1,809        -
                                AR$              5,540,212      -   5,186,856      -   1,117,722       -  2,241,799        -
                                R$              10,166,427      -   9,706,062      -  11,339,575       -  6,646,113        -
                                Indexed Ch$     13,026,034      -  16,206,948      -           0       -          0        -
                                Other                    0      -   1,612,592      -           0       -          0        -
                                currencies

c.1) Long - term liabilities at June 30, 2005 were composed of local and foreign currencies as follows:

Caption               Currency     1 to 3 years              3 to 5 years          5 to 10 years            Over 10 years
------------------    -----------  ----------------------    --------------------- ----------------------   -----------------------
                                   Amount        Average        Amount     Average    Amount      Average     Amount       Average
                                                 int rate                 int rate               int rate                  int rate
                                   -----------   --------    ---------    -------- ----------    --------   -----------    --------
                                   ThCh$                        ThCh$                  ThCh$                  ThCh$
Bank liabilities      US$           46,320,000     6.51%             0         -            0                         0         -
-                     R$               803,136    13.27%             0         -            0          -              0         -
Bonds payable         UF            22,123,901      6.2%     3,806,484     6.50%   19,032,419      6.50%     41,871,322     6.50%
-                     US$           18,572,004      7.0%             0         -            0          -      2,316,000     7.63%
Other creditors       AR$               96,752         -             0         -            0          -              0         -
-                     R$                     0         -        68,589         -        8,574          -              0         -
Provisions            Non-indexed    5,045,440         -             0         -    1,217,356          -              0         -
                      Ch$
-                     AR$            1,972,004         -             0         -            0          -              0         -
-                     R$            14,814,566         -             0         -            0          -              0         -
Other Liabilities     Non-indexed    4,241,102         -             0         -            0          -              0         -
                      Ch$
-                     AR$                    0         -       199,943         -    1,799,484          -              0         -
-                     R$             1,305,225         -             0         -            0          -              0         -
Total Long Term
Liabilities
                      US$           64,892,004         -             0         -            0          -      2,316,000         -
                      R$            16,922,927         -        68,589         -        8,574          -              0         -
                      UF            22,123,901         -     3,806,484         -   19,032,419          -     41,871,322         -
                      AR$            2,068,756         -       199,943         -    1,799,484          -              0         -
                      Non-indexed    9,286,542         -             0         -    1,217,356          -              0         -
                      Ch$

c.2) Long - term liabilities at June 30, 2004 were composed of local and foreign currencies as follows:

Caption               Currency     1 to 3 years              3 to 5 years          5 to 10 years            Over 10 years
------------------    -----------  ----------------------    --------------------- ----------------------   -----------------------
                                   Amount        Average        Amount     Average    Amount      Average     Amount       Average
                                                 int rate                 int rate               int rate                  int rate
                                   -----------   --------    ---------    -------- ----------    --------   -----------    --------
                                   ThCh$                        ThCh$                  ThCh$                  ThCh$
Bank liabilities      US$           52,278,408   6.51%               0          -           0           -             0         -
-                     R$               440,489   14.5%         969,094        15%           0           -             0         -
Bonds payable         Indexed Ch$   22,105,058   6.53%      11,533,073      6.53%  19,016,208       6.53%    45,638,899     6.53%
-                     US$                    0              20,961,029      6.53%           0           -     2,613,920     6.53%
Other creditors       R$               153,838       -          75,557          -           0           -             0         -
                      Other                  0       -               0          -           0           -             0         -
                      currencies
Provisions            Indexed Ch$       67,798       -               0          -           0           -     1,856,371         -
-                     Non-indexed      435,890       -               0          -           0           -        38,242         -
                      Ch$
-                     AR$              632,746       -               0          -           0           -             0         -
-                     R$             8,545,117       -               0          -           0           -             0         -
Deferred Income       Indexed Ch$            0       -               0          -           0           -             0         -
taxes
                      Non-indexed      211,040       -               0          -           0           -       889,684         -
                      Ch$
Other                 Indexed Ch$            0       -               0          -           0           -             0         -
Liabilities
-                     Non-indexed      458,285       -               0          -   5,164,549           -             0         -
                      Ch$
                      AR$                    0       -         359,414          -   1,295,916           -             0         -
                      R$               141,548       -               0          -           0           -             0         -
Total Long Term
Liabilities
                      US$           52,278,408       -      20,961,029          -           0           -     2,613,920         -
                      R$             9,280,992       -       1,044,651          -           0           -             0         -
                      Indexed Ch$   22,172,856       -      11,533,073          -  19,016,208           -    47,495,270         -
                      Other                  0       -               0          -           0           -             0         -
                      currencies
                      Non-indexed    1,105,215       -               0          -   5,164,549           -       927,926         -
                      Ch$
                      AR$              632,746       -         359,414          -   1,295,916           -             0         -

NOTE 38 - PENALTIES
-------------------

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS
---------------------------

On July 28, 2005, the following interim dividend No. 147 was paid against 2005 income:

a) Ch$4.80 (four point eighty Chilean pesos) per Series A share; and

b) Ch$5.28 (five point twenty-eight Chilean pesos) per Series B share.

No events of a financial or any other nature have occurred between the closing date of the period and the date of preparation of these financial statements that affect or may affect the assets, liabilities and/or income of the Company.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT
---------------------

The Company has disbursed ThCh$376,859 to improve its industrial process, industrial waste metering equipment, laboratory analyses, environmental impact consultancy and other studies. Future commitments, which are all short-term and for the same concepts, amount to ThCh$432,678.